FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 6, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1. Press release dated February 4, 2004.

2. Press release dated February 5, 2004.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 6, 2004	By:	/s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
 February 4, 2004

Millicom signs Memorandum of Understanding in Vietnam

New York, London and Luxembourg – February 4, 2004 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq: MICC) announces that its subsidiary, Comvik International Vietnam (“Comvik”), has signed a Memorandum of Understanding with its partners in Vietnam, VMS (a subsidiary of the Vietnam Posts and Telecommunications), to confirm their intention to extend the cooperation for the long term. The co-operation will comply with the prevailing legislation for telecommunication ventures in Vietnam at that time.

Marc Beuls CEO commented "This Memorandum of Understanding confirms that our partners do wish to deepen the relationship between our two companies. Our co-operation through Comvik is seen as the most successful BCC in the telecommunications sector and this has been recognized by the recent Golden Dragon Award as the “Best Company in the field of Telecommunications” granted by the Vietnamese Ministry of Planning and Industry, showing the strong foundations for our future cooperation."

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries.

CONTACTS:
Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at: www.millicom.com

Item 2

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
February 5, 2004

MIC INCREASES OWNERSHIP OF MILLICOM TANZANIA LTD

New York, London and Luxembourg – February 5, 2004 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq: MICC) today announces that it has acquired 26% of Millicom Tanzania Ltd from the Government of Tanzania, bringing Millicom’s ownership to 84%.

Tanzania is Millicom’s largest market in Africa. With a population of approximately 35 million and with mobile penetration of less than 3%, it has significant growth potential.

Marc Beuls, President and CEO of Millicom commented: “ This acquisition is part of MIC’s strategy of buying out partners in order to increase ownership of existing businesses.”

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at: www.millicom.com